                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
            -------------------------------------------------------

                                 SCHEDULE 13G

                                (RULE 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b) AND (c) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13d-2(b)


                             (AMENDMENT NO. __)(1)


                           INTUITIVE SURGICAL, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  46120E107
--------------------------------------------------------------------------------
                                (CUSIP Number)


--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / / Rule 13d-1(b)

        / / Rule 13d-1(c)

        /X/ Rule 13d-1(d)



------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46120E107                    13G                    Page 2 of 9 Pages
-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          SIERRA VENTURES V, L.P., A CALIFORNIA LIMITED PARTNERSHIP
          ("SIERRA V") 94-3222153
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
      GROUP*                                                   (a) / /  (b) /X/
-------------------------------------------------------------------------------
  3   SEC USE ONLY

-------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA LIMITED PARTNERSHIP
-------------------------------------------------------------------------------
  NUMBER OF                   5   SOLE VOTING POWER
   SHARES                                                                   -0-
 BENEFICIALLY                 -------------------------------------------------
   OWNED BY                   6   SHARED VOTING POWER
     EACH                                                             2,150,000
   REPORTING                  -------------------------------------------------
 PERSON WITH:                 7   SOLE DISPOSITIVE POWER
                                                                            -0-
                             --------------------------------------------------
                              8   SHARED DISPOSITIVE POWER
                                                                      2,150,000
-------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                2,150,000
-------------------------------------------------------------------------------
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)                          / /
      EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                           6.0%
-------------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON*
                                                                             PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 46120E107                    13G                    Page 3 of 9 Pages
-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          SV ASSOCIATES V, L.P., A CALIFORNIA LIMITED PARTNERSHIP
          ("SV ASSOCIATES") 94-3222154
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
      GROUP*                                                   (a) / /  (b) /X/
-------------------------------------------------------------------------------
  3   SEC USE ONLY

-------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA LIMITED PARTNERSHIP
-------------------------------------------------------------------------------
  NUMBER OF                   5   SOLE VOTING POWER
   SHARES                                                                   -0-
 BENEFICIALLY                 -------------------------------------------------
   OWNED BY                   6   SHARED VOTING POWER
     EACH                                                             2,150,000
   REPORTING                  -------------------------------------------------
 PERSON WITH:                 7   SOLE DISPOSITIVE POWER
                                                                            -0-
                             --------------------------------------------------
                              8   SHARED DISPOSITIVE POWER
                                                                      2,150,000
-------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                2,150,000
-------------------------------------------------------------------------------
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)                          / /
      EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                           6.0%
-------------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON*
                                                                             PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                              Page 4 of 9 Pages


    ITEM 1(a)      NAME OF ISSUER:

                   Intuitive Surgical, Inc.

    ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                   1340 W. Middlefield Rd.
                   Mountain View, CA 94043

     ITEM 2
     (a)-(c)       NAME, ADDRESS AND CITIZENSHIP OF PERSONS FILING:

                   This statement is being filed by SV Associates V, L.P., a California Limited Partnership ("SV Associates") whose principal business address is 3000 Sand Hill Road, Building Four, Suite 210, Menlo Park, California 94025. SV Associates is general partner to Sierra Ventures V, L.P., a California Limited Partnership ("Sierra V"). With respect to SV Associates, this statement related only to SV Associates' indirect, beneficial ownership of shares of Common Stock of Intuitive Surgical, Inc. (the "Shares"). The Shares are held directly by Sierra V. Management of the Business affairs of SV Associates, including decisions respecting disposition and/or voting of the Shares, is by majority decision of the general partners of SV Associates listed on Exhibit B hereto. Each individual general partner disclaims beneficial ownership of the Shares.

    ITEM 2(d)      TITLE OF CLASS OF SECURITIES:

                   Common Stock

    ITEM 2(e)      CUSIP NUMBER:

                   46120E107

     ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                   Not applicable.

     ITEM 4.       OWNERSHIP.

                   Please see Rows 5-11 of cover pages.

     ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                   Not applicable.

     ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                   PERSON.

                   Under certain circumstances set forth in the Limited Partnership Agreements of Sierra V and SV Associates, the general and limited partners of such entities may have the right to receive dividends from, or the proceeds from the sale of shares of Common Stock of Intuitive Surgical, Inc. held by such entity. No such partner's rights relate to more than five percent of the class.

     ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                   Not applicable.

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                                                              Page 5 of 9 Pages


     ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                   Not applicable.

     ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

                   Not applicable.

    ITEM 10.       CERTIFICATION.

                   Not applicable.

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                                                              Page 6 of 9 Pages


                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

         February 14, 2001


                                             SV ASSOCIATES V, L.P.


                                         By: /s/ Martha A. Clarke Adamson
                                             -----------------------------------
                                             Martha A. Clarke Adamson
                                             Chief Financial Officer


                                             SIERRA VENTURES V,
                                             A CALIFORNIA LIMITED
                                             PARTNERSHIP
                                             By SV Associates V, L.P., its
                                             General Partner


                                         By: /s/ Martha A. Clarke Adamson
                                             -----------------------------------
                                             Martha A. Clarke Adamson
                                             Chief Financial Officer

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                                                              Page 7 of 9 Pages


                                 EXHIBIT INDEX


                                                                     Found on
                                                                   Sequentially
 Exhibit                                                           Numbered Page
 -------                                                           -------------
Exhibit A:   Agreement of Joint Filing                                   8

Exhibit B:   List of General Partners of
             SV Associates V, L.P.                                       9


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                                                              Page 8 of 9 Pages


                                   EXHIBIT A

                           AGREEMENT OF JOINT FILING


         The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 14, 2001, containing the information required by Schedule 13G, for the Shares of the Common Stock of Intuitive Surgical, Inc. previously held by Sierra Ventures V, L.P., a California Limited Partnership.


         February 14, 2001


                                             SV ASSOCIATES V, L.P.


                                         By: /s/ Martha A. Clarke Adamson
                                             -----------------------------------
                                             Martha A. Clarke Adamson
                                             Chief Financial Officer


                                             SIERRA VENTURES V, L.P.,
                                             A CALIFORNIA LIMITED
                                             PARTNERSHIP
                                             By SV Associates V, L.P., its
                                             General Partner


                                         By: /s/ Martha A. Clarke Adamson
                                             -----------------------------------
                                             Martha A. Clarke Adamson
                                             Chief Financial Officer

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                                                              Page 9 of 9 Pages


                                   EXHIBIT B

                   GENERAL PARTNERS OF SV ASSOCIATES V, L.P.


     Set forth below, with respect to each general partners of SV Associates V, L.P. is the following: (a) name; (b) business address and (c) citizenship.


     1.  (a)  Peter C. Wendell

         (b)  c/o Sierra Ventures
              3000 Sand Hill Road
              Building Four, Suite 210
              Menlo Park, CA 94025

         (c)  United States Citizen


     2.  (a)  Jeffrey M. Drazan

         (b)  c/o Sierra Ventures
              3000 Sand Hill Road
              Building Four, Suite 210
              Menlo Park, CA 94025

         (c)  United States Citizen